Ultimus Managers Trust

225 Pictoria Drive, Suite 450

Cincinnati, Ohio 45246

November 24, 2021

FILED VIA EDGAR

Division of Investment Management

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Response to Staff’s Comments on Form N-1A for Ultimus Managers Trust (the “Trust”), on behalf of its series, the Westwood Quality MidCap Fund (the “Fund”) (File Nos. 811-22680; 333-180308)

Ladies and Gentlemen:

Set forth below is a summary of oral comments provided by Ms. Alison White, Esq. of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), relating to the Trust’s Post-Effective Amendment No. 198, filed on September 15, 2021 (Accession No. 0001580642-21-004481). For your convenience, a summary of the Staff’s comments is set out below in italics, and each comment is followed by the Trust’s response.

ProspectuS

1.	Please update the EDGAR series and class ID ticker symbol.

Response: The Trust confirms that the EDGAR series and class ticker symbol will be updated.

2.	Please advise supplementally how you estimated “Other Expenses” as well as what is included.

Response: The Fund estimated the “Other Expenses” line item by comparing the anticipated operational expenses for the first year of its operations with the anticipated average daily net assets for the first year of the Fund’s operations. Anticipated operational expenses are estimated based on a pro forma budget derived from expenses incurred by the Trust’s other recent new funds with similar investment strategies, and anticipated average daily net assets are estimated based on expected demand for the Fund during the first year of operations.

3.	If the expense limitation is in effect until March 1, 2024, but the registration statement is dated November 30, 2021, should the three year expense example number be higher? Please advise or revise.

Response: The expense example will be revised as follows:

1 Year	3 Years
$80	$1,661

4.	The second sentence in the second paragraph of the Principal Investment Strategies section and the second sentence in the fourth paragraph of the More Information about Fund Investments section, says, “The Adviser utilizes a value style of investing to select equity securities for the Fund that it believes are undervalued, generally maintain high-quality characteristics, and offer an attractive opportunity
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for price appreciation coupled with downside risk limitation.” On what basis does Westwood Management Corp. (the “Adviser”) determine if securities are undervalued? Please disclose.

Response: The Fund will replace the disclosue in the second paragraph of the Principal Investment Strategies section in Item 4 and the fourth paragraph of the More Information about Fund Investments section in Item 9 with the following:

“Under normal conditions, the Fund invests in approximately 50-80 securities that are well-diversified among market sectors. The Adviser utilizes a value style of investing to select equity securities for the Fund that it believes are undervalued, generally maintain high-quality characteristics, and offers an attractive risk-adjusted return opportunity. The Adviser considers both valuation and quality metrics in absolute terms, as well as on a relative basis compared to the companies comprising the Russell Midcap® Value Index. The Adviser identifies undervalued securities by evaluating the current intrinsic value of a company’s current and future potential earnings, free cash flow, revenue, and return on capital. The Adviser also emphasizes high quality companies as part of the principal investment strategy and considers investing in companies that maintain conservative balance sheets with lower levels of debt, attractive return of equity, strong management teams, and competitive advantages in their respective industry or sector.  As it pertains to the Adviser’s emphasis on risk-adjusted returns, the qualitative and quantitative assessment of absolute downside risk for each individual security is paramount when selecting securities for the Fund in an effort to outperform the Index in down markets.”

5.	In the second paragraph of the Principal Investment Strategies section, the second sentence says, “The Adviser utilizes a value style of investing to select equity securities for the Fund that it believes are undervalued, generally maintain high-quality characteristics, and offer an attractive opportunity for price appreciation coupled with downside risk limitation.” Considering that the term Quality is in the Fund’s name, please elaborate on what the Fund’s views or defines as high quality characteristics. How does the Fund view or define high quality characteristics? Are they the key metrics as defined below? Please state.

Response: See the response to Comment 4 for the updated principal investment strategy disclosure.

6.	Please clarify whether high-quality characteristics are absolute characteristics or relative to something else? For example, stronger cash flows compared to peers or prior years.

Response: See the response to Comment 4 for the updated principal investment strategy disclosure.

7.	Please consider adding an example or two to what you mean by positive earnings surprises.

Response: See the response to Comment 4 for the updated principal investment strategy disclosure.

8.	Consider revising energy sector risk to address risks associated with changing investor and consumer preferences arising from the sectors potential exposure to sustainability and environmental concerns.

Response: The Fund will amend the risk disclosures as marked below:

Item 4 disclosure:

“Energy Sector Risk: Issuers in energy-related industries can be significantly affected by fluctuations in energy prices and supply and demand of energy fuels. Markets for various energy-related commodities can have significant volatility, and are subject to control or

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manipulation by large producers or purchasers. Companies in the energy sector may need to make substantial expenditures, and to incur significant amounts of debt, in order to maintain or expand their reserves. Oil and gas exploration and production can be significantly affected by natural disasters as well as changes in exchange rates, interest rates, government regulation, world events and economic conditions. These companies may be at risk for environmental damage claims.  Issuers in the energy sector may also be impacted by changing investor and consumer preferences arising from the sector’s potential exposure to sustainability and environmental concerns.”

Item 9 disclosure:

“Energy Sector Risk – Issuers in energy-related industries can be significantly affected by fluctuations in energy prices and supply and demand of energy fuels caused by geopolitical events, energy conservation or use of alternative fuel sources, the success of exploration projects, weather or meteorological events, taxes, increased governmental or environmental regulation, resource depletion, rising interest rates, declines in domestic or foreign production, accidents or catastrophic events, or terrorist threats or attacks, among others. Markets for various energy-related commodities can have significant volatility, and are subject to control or manipulation by large producers or purchasers. Companies in the energy sector may need to make substantial expenditures, and to incur significant amounts of debt, in order to maintain or expand their reserves through exploration of new sources of supply, through the development of existing sources, through acquisitions, or through long-term contracts to acquire reserves. Factors adversely affecting producers, refiners, distributors, or others in the energy sector may affect adversely companies that service or supply those entities, either because demand for those services or products is curtailed, or those services or products come under price pressure. Issuers in the energy sector may also be impacted by changing investor and consumer preferences arising from the sector’s potential exposure to sustainability and environmental concerns.”

9.	The Investment Style Risk disclosure states that the Fund pursue at least in part a value style of investing – Why “at least in part”? Will the Fund pursue other investment styles? Please advise or revise.

Response: The Fund will amend the risk disclosure as marked below:

“Investment Style Risk: The Fund pursues~~, at least in part,~~ a “value style” of investing. Value investing focuses on companies with stocks that appear undervalued in light of factors such as the company’s earnings, book value, revenues or cash flow. If the Adviser’s assessment of market conditions, or a company’s value or its prospects for exceeding earnings expectations is inaccurate, the Fund could suffer losses or produce poor performance relative to other funds. In addition, “value stocks” can continue to be undervalued by the market for long periods of time.”

Thank you for your comments. Please contact me at 513.326.3557 if you have any questions.

Sincerely,

/s/ Khimmara Greer

_______________________

Khimmara Greer

cc: David James at Ultimus Fund Solutions

Thomas W. Steed III, Esq. at Kilpatrick Townsend & Stockton